Exhibit 99.1

FORM 51-102F3

Material Change Report

1.	Name and Address of the Corporation

NOUVEAU MONDE GRAPHITE INC. (“NMG” or the “Company”)
481 Rue Brassard
Saint-Michel-des-Saints, QC J0K 3B0

2.	Date of Material Change

May 15, 2026

3.	News Release

A news release relating to the material change described herein was disseminated through the facilities of Business Wire and subsequently filed on SEDAR+ on May 15, 2026.

4.	Summary of Material Change

On May 15, 2026, the Company announced the completion of its previously announced US$309.5 million equity financing package, confirming the final investment decision (“FID”) for the Phase-2 Matawinie Mine.

5.	Full Description of Material Change

On May 15, 2026, the Company announced the closing of its previously announced private placement with Canada Growth Fund Inc. (“CGF”), the Government of Québec via Investissement Québec (“IQ”) and ENI S.p.A. (“ENI”), representing aggregate gross proceeds of approximately US$213,160,000 (the “Private Placement”). Pursuant to the Private Placement, each of CGF, IQ and ENI subscribed for 44,452,460 common shares of the Company (the “Common Shares”), 33,351,853 Common Shares and 38,043,478 Common Shares, respectively, at a price of US$1.84 per Common Share (C$2.55 per Common Share based on the Bank of Canada exchange rate as of April 8, 2026) (the “Offering Price”). The closing of the Private Placement was conditional upon, among other things, the receipt of various shareholder approvals in accordance with applicable rules of the Toronto Stock Exchange (the “TSX”) and Regulation 61-101 respecting Protection of Minority Security Holders in Special Transactions (“Regulation 61-101”), which were obtained on May 13, 2026.

The Private Placement took place as part of the financing package for the phased development of the commercial operations of the Matawinie Mine (“Phase-2 Matawinie Mine”).

Exchange of the Subscription Receipts

NMG also announced that, upon the closing of the Private Placement, the escrow release conditions (the “Escrow Release Conditions”) set forth in the subscription receipt agreement entered into between NMG, TSX Trust Company (the “Subscription Receipt Agent”), BMO Capital Markets (“BMO”) and National Bank Capital Markets (“NBCM” and, together with BMO, the “Bookrunners”) in connection with the previously announced concurrent bought deal public offering (the “Offering”), had been satisfied.

Therefore, immediately following the closing of the Private Placement, the Company delivered an escrow release notice and direction to the Subscription Receipt Agent and the Bookrunners, acting on behalf of a syndicate of underwriters (the “Underwriters”), certifying that the Escrow Release Conditions had been satisfied. In accordance with the escrow release notice and direction, the gross proceeds of the Offering (less the remaining 50% of the Underwriters’ fee and the expenses and costs relating to the Offering) held in escrow by the Subscription Receipt Agent were released to the Company. Consequently, the 52,440,000 subscription receipts of the Company (TSX: NOU.R.U) issued on April 16, 2026 at the Offering Price, for aggregate gross proceeds of US$96,489,600, were automatically exchanged for 52,440,000 Common Shares, without payment of additional consideration and without any further action on the part of the holders.

Confirmation of Matawinie Mine FID and Use of Proceeds

With the closing of the Private Placement and the release of the Offering proceeds, and on the basis of the previously announced senior project debt facilities of US$335 million commitment (the “Facilities”), NMG confirms the FID for the Phase-2 Matawinie Mine. The Company intends to use the net proceeds from the Offering and the Private Placement, as well as the funds under the Facilities, when available, for: (i) funding the design, engineering and construction of the Phase-2 Matawinie Mine; and (ii) general and administrative expenses and general working capital of the Company.

6.	Reliance on subsection 7.1(2) of Regulation 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

For all additional information, please contact:

Me Josée Gagnon
Chief Legal Officer
Telephone: (450) 757-8905 #405

9.	Date of Report

May 20, 2026

Cautionary Note Regarding Forward-Looking Information

This material change report contains “forward-looking information” and “forward-looking statements” within the meaning of applicable securities legislation (collectively, “forward-looking statements”), including, but not limited to, statements relating to future events or future financial or operating performance of the Company, and reflects management’s expectations and assumptions regarding the Company’s growth, results, performance and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to it. In some cases, forward-looking statements can be identified by words such as “may”, “would”, “could”, “will”, “should”, “expect”, “intend”, “potential” or the negative of these terms or other similar expressions concerning matters that are not historical facts. These forward-looking statements include, but are not limited to, the execution of definitive agreements in respect of the Facilities on the terms and conditions described in the commitment letter or at all, the intended use of proceeds from the Private Placement, the Offering and the Facilities, the ability to execute the construction and the commissioning as planned and in accordance with the execution plan and strategy, the ability of all contractors and suppliers of the Company to deliver in accordance with their commitments, the expected results of the initiatives described in this material change report, and those statements which are discussed under the “About Nouveau Monde Graphite” section and elsewhere in this material change report which essentially describe the Company’s outlook and objectives.

Forward-looking statements are based upon a number of estimates and assumptions that, while considered reasonable by the Company as of the time of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies that may cause the actual results, level of activity, performance or achievement of the Company to be materially different from those expressed or implied by such forward-looking statements. These estimates and assumptions are not guarantees of future performance and may prove to be incorrect. Moreover, these forward-looking statements are based upon various underlying factors and assumptions, including the ability to execute the construction and the commissioning as planned and in accordance with the execution plan and strategy, and are not guarantees of future performance.

Forward-looking statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Risk factors that could cause actual results or events to differ materially from current expectations include, among others, cash flow and capital structure risks and general business risks. A further description of risks and uncertainties can be found in NMG’s Annual Information Form dated March 25, 2026, including in the section thereof captioned “Risk Factors”, which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Unpredictable or unknown factors not discussed in this Cautionary Note could also have material adverse effects on forward-looking statements.

Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, actual results to differ materially from those expressed or implied in any forward-looking statements. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. The Company disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Further information regarding the Company is available in the SEDAR+ database (www.sedarplus.ca), and for United States readers on EDGAR (www.sec.gov), and on the Company’s website at: www.NMG.com.